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Patricia MARIE
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Christine de CHAMPEAUX
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Kévin CHURCH
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Sandra DANTE
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Philippe GATEAU
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Alain LIGAIRE
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Elisabeth de REALS
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Burkhard REUSS
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Lisa WYLER
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TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com

Paris, May 7, 2008
Nomination
Patrick de la Chevardière succeeds Robert Castaigne
as Chief Financial Officer of Total
Robert Castaigne, Chief Financial Officer and member of the Executive Committee since 1994, will retire from both positions effective May 31, 2008. Patrick de la Chevardière, currently Deputy Chief Financial Officer, will be appointed Chief Financial Officer and member of the Executive Committee, effective June 1, 2008.
Patrick de la Chevardière will also be in charge of Insurance; Trading and Shipping; and Information Technology and Telecommunications.
Commenting on the change of leadership in the Finance Division, Christophe de Margerie said, “On behalf of the Group, I would like to commend Robert Castaigne for his outstanding professional and personal qualities. Throughout his career, he has played a leading role in Total’s development.”

Robert Castaigne, 62, graduated from Ecole Centrale de Lille and Ecole Supérieure du Pétrole et des Moteurs. He also holds a doctorate in economics. He joined Total in 1972 as part of the Economics Department, before moving to the Finance Division where he was in charge of controlling subsidiaries. In 1985, he was appointed Secretary of the Executive Committee and Special Advisor to Chairman Ortoli. In 1990, he was appointed Deputy Chief Financial Officer, before becoming Chief Financial Officer and a member of the Executive Committee in 1994. He was named Chief Financial Officer of TotalFina in June 1999, after the merger of Total and Petrofina, and of TotalFinalElf in March 2000, following the merger with Elf Aquitaine.

Patrick de la Chevardière, 51, is a graduate of Ecole Centrale Paris and Ecole des Hautes Etudes Commerciales. He joined Total in 1982, working as a drilling engineer in Exploration & Production until 1989. He then joined the Finance Division as a Project Manager, before being appointed Vice President, Operations and Subsidiaries in 1995. In 2000, he was named Vice President, Asia for Refining and Marketing. He has been Deputy Chief Financial Officer since September 2003 and a member of the Management Committee since January 2005.
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com